Exhibit 99.30

June 19, 2019 #2019-11

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Corp. Announces Closing of C$19.9 Million Bought Deal Public Offering

Funds to be used to advance the Stibnite Gold Project, Idaho

June 19, 2019 – Midas Gold Corp. (TSX:MAX, OTCQX:MDRPF) (“Midas Gold” or the “Company”) is pleased to announce that it has closed the previously announced bought deal equity financing (the “Offering”) led by RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and including Haywood Securities Inc. The Company has issued 33,200,000 common shares (the “Offered Shares”) at a price of C$0.60 per Offered Share for aggregate gross proceeds of C$19,920,000. The Offered Shares were qualified for distribution by a prospectus supplement dated June 12, 2019 to the Company’s existing Canadian base shelf prospectus dated April 4, 2019.

The net proceeds from the sale of the Offered Shares will be used to advance the feasibility study on, and permitting for, the redevelopment and restoration of the Stibnite Gold Project, Idaho, and for general working capital purposes.

Paulson & Co. Inc. (“Paulson”) purchased 9,664,520 Offered Shares to maintain its pro rata interest of 29.11% of outstanding common shares on a partially diluted basis assuming conversion of only the outstanding senior unsecured convertible notes held by Paulson (and no other outstanding convertible securities of the Company) into common shares, pursuant to Paulson's contractual participation right under the investor rights agreement dated March 17, 2016, as amended May 9, 2018, between Paulson, Idaho Gold Resources Company, LLC (a subsidiary of Midas Gold) and the Company.

Barrick Gold Corporation (“Barrick”) purchased 7,274,142 Offered Shares, pursuant to its contractual participation commitment under the investor rights agreement dated May 16, 2018, as amended March 24, 2019, May 15, 2019 and May 24, 2019 between Barrick and the Company. Upon completion of the Offering, Barrick has a 19.9% ownership interest of all outstanding common shares of the Company.

By virtue of the participation of Paulson and Barrick, both of which are insiders of the Company, the Offering constituted a "related party transaction" under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to subsections 5.5(a) and 5.7(1)(a) thereunder.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States. The Offered Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Midas Gold and the Stibnite Gold Project

Midas Gold, through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

Caution Regarding Forward Looking Information:

This news release contains forward-looking statements regarding the use of proceeds of the Offering and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, that general economic and business conditions will not change in a materially adverse manner. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to general market conditions and the additional risks described in the Company's final short form base shelf prospectus dated April 4, 2019 and prospectus supplement dated June 12, 2019, the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.